[redacted]

13010004

SE MISSION

SEC Mail Processing Section
FEB 28 2013
Washington DC
400

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 39420

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/12 (MM/DD/YY) AND ENDING 12/31/12 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Equinox Group Distributors, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

47 Hulfish Street, Suite 510
(No. and Street)

Princeton	NJ	08542
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

McGladrey & Pullen, LLP
(Name – *if individual, state last, first, middle name*)

555 17th Street, Suite 1000	Denver	CO	80202
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

EM 3/9/13

OATH OR AFFIRMATION

I, Mark H. Nassi, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Equinox Group Distributors, LLC, as of December 31, 2012, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

SARAH CALEB
NOTARY PUBLIC
STATE OF COLORADO
COMMISSION NO. 20094006607
COMMISSION EXPIRES 03-06-2017

Signature

Financial & Operations Principal

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

400

Equinox Group Distributors, LLC
(formerly, Bornhoft Group Securities Corporation)

Statement of Financial Condition
December 31, 2012

McGladrey

Assurance ▪ Tax ▪ Consulting

SEC
Mail Processing
Section

FEB 28 2013

Washington DC
400

Equinox Group Distributors, LLC

(formerly, Bornhoft Group Securities Corporation)

Statement of Financial Condition
December 31, 2012

Filed as PUBLIC information pursuant to Rule 15a-5(d) under the Securities Exchange Act of 1934.

Contents

McGladrey

Independent Auditor's Report

To the Member of
Equinox Group Distributors, LLC
Denver, Colorado

Report on the Statement of Financial Condition

We have audited the accompanying statement of financial condition of Equinox Group Distributors, LLC, formerly, Bornhoft Group Securities Corporation (the Company) as of December 31, 2012, that is filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the statement of financial condition.

Management's Responsibility for the Statement of Financial Condition

Management is responsible for the preparation and fair presentation of the statement of financial condition in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of the statement of financial condition that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on the statement of financial condition based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the statement of financial condition. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the statement of financial condition, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the statement of financial condition in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the statement of financial condition.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Equinox Group Distributors, LLC, formerly, Bornhoft Group Securities Corporation as of December 31, 2012, in accordance with accounting principles generally accepted in the United States of America.

McGladrey LLP

Denver, Colorado
February 22, 2013

Equinox Group Distributors, LLC

Statement of Financial Condition
December 31, 2012

ASSETS		
Cash	$	841,855
Prepaid expenses and other assets		123,508
Computer equipment, at cost, less accumulated depreciation of $21,003		43,455
Total assets	$	1,008,818
LIABILITIES AND MEMBER'S EQUITY		
LIABILITIES		
Accrued liabilities	$	515,789
Accounts payable		181,296
Total liabilities		697,085
COMMITMENTS CONTINGENCIES (Note 6)		
MEMBER'S EQUITY		311,733
Total liabilities and member's equity	$	1,008,818

See Notes to Statement of Financial Condition.

Equinox Group Distributors, LLC

Notes to Statement of Financial Condition

Note 1. Organization

Equinox Group Distributors, LLC is a Delaware limited liability company, originally formed on February 11, 1988. On January 4, 2012, Bornhoft Group Securities Corporation (the predecessor) was converted from a S-corporation to a limited liability company and changed its name to Equinox Group Distributors, LLC (the Company). On January 13, 2012, Equinox Financial Group, LLC acquired all the assets and assumed all the liabilities of the Company. Management determined that there was not a change in control for accounting purposes under generally accepted accounting principles. Accordingly, the acquired assets and the assumed liabilities have been recorded at the same amounts at which they were reported on the statement of financial condition of the predecessor on a carry-over basis.

The Company conducts business as an approved registered broker-dealer with the Securities and Exchange Commission (SEC) and the Financial Industry Regulatory Authority (FINRA). The Company's operations consist of marketing mutual funds, trusts and limited partnership interests in public and private commodity pools and investment partnerships for which Equinox Fund Management, LLC (EFM), an entity affiliated with the Company, through common ownership, serves as the Managing Owner and registered investment adviser.

Note 2. Summary of Significant Accounting Policies

Basis of presentation: The statement of financial condition has been prepared in conformity with accounting principles generally accepted in the United States of America (GAAP) as detailed in the Financial Accounting Standards Boards' (FASB) Accounting Standards Codification.

Cash: The Company considers all highly liquid investments with an original maturity of three months or less at the date of acquisition to be cash equivalents. The Company maintains deposits with high-quality financial institutions in amounts that at times throughout the year may be in excess of federally insured limits; however, the Company does not believe it is exposed to any significant credit risk.

Wholesaling fees revenue: All wholesaling activities are performed for Funds which are advised by EFM.

Wholesaling fees receivable are carried at their estimated collectible amounts, and losses are determined on the basis of experience with the customer and current economic conditions.

Clearing agreement: The Company, under Rule 15c3-3(k)(1), is exempt from the reserve and possession or control requirements of Rule 15c3-3 of the Securities and Exchange Commission. The Company does not carry or clear customer accounts and does not handle any customer transactions.

Estimates: The preparation of statement of the financial condition is in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the statement of financial condition. Actual results could differ from those estimates.

Computer equipment: Computer equipment is recorded at cost less accumulated depreciation. Computer equipment is depreciated on a straight-line basis, over the estimated useful lives of the assets of five years.

Income taxes: Prior to conversion from a corporation to a limited liability company on January 4, 2012, the Company, with the consent of its shareholder, had elected to be treated as a qualified subchapter "S" subsidiary under the Internal Revenue Code. Upon conversion to a limited liability company on January 4, 2012, the Company is not subject to federal income taxes. The Company's member separately accounts for its share of the Company's items of income, deductions, losses and credits. Therefore this statement of financial condition does not include any provision for federal income taxes. FASB guidance requires the evaluation of tax positions taken or expected to be taken in the course of preparing the Company's tax returns to determine whether the tax positions are "more-likely-than-not" of being sustained "when challenged" or "when examined" by the applicable tax authority. Tax positions not deemed to meet the more-likely-than-not threshold would be recorded as a tax benefit or expense and liability in the current year. For the year ended December 31, 2012 management has determined that there are no material uncertain income tax positions. The Company files income tax returns in U.S. federal jurisdiction, and various states. The current and prior three tax years generally remain subject to examination by U.S. federal and most state tax authorities.

Recently issued accounting pronouncements: In November 2011, the FASB issued new guidance that requires an entity to disclose information about offsetting and related arrangements to enable users of its statement of financial condition to understand the effect of those arrangements on its financial position. This guidance is effective for annual and interim periods beginning on or after January 1, 2013. An entity should provide the disclosures required by those amendments retrospectively for all comparative periods presented. The adoption of this guidance is not expected to have a material impact on the Company's financial position.

Subsequent events: The Company has evaluated subsequent events for potential recognition and/or disclosure through the date of the statement of financial condition were issued, noting none.

Note 3. Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). Under SEC Rule 15c3-1, the Company is required to maintain "net capital" of 6 2/3 percent of "aggregate indebtedness" or $5,000, whichever is greater, as these terms are defined. At December 31, 2012, the Company had net capital of $144,770, which was $98,298 in excess of its required net capital of $46,472. The Company's ratio of aggregate indebtedness to net capital was 4.8 to 1.

Note 4. Lease

The Company shares leased office space in Princeton, New Jersey with a related party. The leases are non-cancelable operating leases and expire during 2012 and 2018, respectively. The Company has entered into an expense sharing agreement with the related party for the use of certain overhead items such as space, utilities, furniture and other administrative services. Under this agreement the Company is responsible for 16.95% of the monthly rental payments to be made in accordance with the lease terms. The Company's obligation for future minimum lease payments, under the above leases will be $44,040 per year through 2017 and $33,030 in 2018.

Note 5. Related Party Transactions

The member of the Company also owns a minority interest in The Bornhoft Group Corporation (TBG) which shares office space with the Company. This same member also holds a controlling interest in EFM, the registered investment adviser to all funds marketed by the Company. As of December 31, 2012, the Company had no outstanding receivables or payables with related parties. The Company also accounts for certain expenses under an expense sharing agreement with EFM, whereby EFM provides accounting and information technology services to the Company at a shared cost.

Note 6. Commitments and Contingencies

In the normal course of business, the Company's activities of marketing limited partnership interests in private commodity pools and investment partnerships expose the Company to off-balance sheet risk. In the event the purchasers of such partnership interests experience losses, claims may be made of the Company for any marketing misinformation.

Note 7. Indemnifications

In the normal course of business, the Company enters into contracts that contain a variety of representations and warranties that provide indemnifications under certain circumstances. The Company's maximum exposure under these arrangements is unknown, as this would involve future claims that may be made against the Company that have not yet occurred. The Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the statement of financial condition for these indemnifications.